December 9, 2022

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds Response to Staff’s Comment to Post-Effective Amendment No. 34 to Registration Statement on Form N-1A Filed October 3, 2022
(File Nos. 811-23063 and 333-205411)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the “Trust”). Ms. Samantha Brutlag of the staff (the “Staff”) of the Securities and Exchange Commission provided oral comments on November 17, 2022, regarding Post-Effective Amendment No. 34 (the “Amendment”) to the above-referenced registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment was filed for the purpose of registering two new series of the Trust: the Horizon U.S. Defensive Small/Mid Cap Fund (the “Defensive Small/Mid Cap Fund”) and the Horizon Tactical Fixed Income Fund (the “Tactical Income Fund”, together with the Defensive Small/Mid Cap Fund, each a “Fund” and collectively, the “Funds”).

The following are the Staff’s comments to the Registration Statement and the Trust’s response to each:

1.	In the future, in addition to stating in the cover letter that the purpose of the filing is to add new series to the Trust, please identify how many new series and state the names of the new series.

RESPONSE: The Trust respectfully acknowledges the Staff’s comment.

2.	Please note that comments we give on disclosure in one section apply to other sections of the filing that make the same or substantially similar disclosures.

RESPONSE: The Trust respectfully acknowledges the Staff’s comment.

3.	Please provide the ticker symbols for each class of each Fund in the response letter.

RESPONSE: The ticker symbols for each class of each Fund are as follows:

Horizon U.S. Defensive Small/Mid Cap Fund

Advisor Class (HSMBX)

Institutional Class (HSMIX)*

Investor Class (HSMNX)

Horizon Tactical Fixed Income Fund

Advisor Class (HTFAX)

Institutional Class (HTFIX)*

Investor Class (HTFNX)

4.	Please provide the completed fee tables and expense examples for each Fund in the response letter.

RESPONSE: Please see the completed fee tables and expense examples for each Fund below:

Horizon U.S. Defensive Small/Mid Cap Fund

Fees and Expenses of the Defensive Small/Mid Cap Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Defensive Small/Mid Cap Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.10%
Other Expenses(1)	0.20%	0.20%	0.20%
Total Annual Fund Operating Expenses	1.25%	1.00%	1.10%
Fee Waiver and Expense Reimbursements(2)	(0.01)%	(0.01)%	(0.01)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements/Recoupment	1.24%	0.99%	1.09%

(1)	“Other Expenses” are estimated for the current fiscal year for the Institutional Class.
(2)	The Defensive Small/Mid Cap Fund’s investment adviser, Horizon Investments, LLC (“Horizon”), has contractually agreed to waive its fees and reimburse expenses of the Defensive Small/Mid Cap Fund, at least until December 31, 2023, so that the Total Annual Fund Operating Expenses After Fee Waivers and Reimbursement (exclusive of front-end or contingent deferred loads; brokerage fees and commissions; acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); payments, if any, under a Rule 12b-1 Distribution Plan; expenses paid with securities lending expense offset credits; taxes; and extraordinary expenses (such as litigation)) do not exceed 0.99% of average daily net assets for each of the Advisor Class, Investor Class and Institutional Class shares; provided, however, that any fees waived and expenses reimbursed are subject to possible recoupment by Horizon, within 36 months after such fees have been waived or expenses reimbursed, if such recoupment can be achieved without exceeding the lower of the expense limit in place at the time of the waiver or reimbursement and the expense limit in place at the time of recoupment. This expense waiver agreement can only be terminated by a majority of the Fund’s trustees that are not “interested persons” of the Trust (as defined under the Investment Company Act of 1940, as amended) or a majority of the outstanding shares of the Fund.

Example: This Example is intended to help you compare the cost of investing in the Defensive Small/Mid Cap Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Defensive Small/Mid Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Defensive Small/Mid Cap Fund’s operating expenses remain the same (taking into account the contractual expense limitation). The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through December 31, 2023. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Advisor Class	$126	$396
Institutional Class	$101	$317
Investor Class	$111	$349

Horizon Tactical Fixed Income Fund:

Fees and Expenses of the Tactical Income Fund:

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Tactical Income Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.60%	0.60%	0.60%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.10%
Other Expenses(1)	0.20%	0.20%	0.20%
Acquired Fund Fees and Expenses (1)(2)	0.28%	0.28%	0.28%
Total Annual Fund Operating Expenses	1.33%	1.08%	1.18%

(1)	“Other Expenses” and “Acquired Fund Fees and Expenses” are estimated for the current fiscal year for the Institutional Class.
(2)	This number represents the combined total fees and operating expenses of the underlying funds owned by the Tactical Income Fund and is not a direct expense incurred by the Tactical Income Fund or deducted from Fund assets.

Example: This Example is intended to help you compare the cost of investing in the Tactical Income Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Tactical Income Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Tactical Income Fund’s operating expenses remain the same (taking into account the contractual expense limitation). The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through December 31, 2023. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Advisor Class	$135	$421
Institutional Class	$110	$343
Investor Class	$120	$375

5.	Please confirm that the contractual fee waiver for each Fund will terminate at least 1 year after the effective date of the registration statement.

RESPONSE: The Trust confirms that the fee waiver will terminate at least one year after the effective date of the registration statement.

6.	We note the inclusion of “strangles” in the following disclosure in the Defensive Small/Mid Cap Fund’s principal investment strategy: “The Defensive Small/Mid Cap Fund’s option strategies may involve options combinations, such as spreads, straddles, strangles and collars. ” Spreads, straddles and collars are each described in the disclosure that follows. Please add an explanation of strangles or remove the reference from the disclosure.

RESPONSE: The Trust has reviewed the Staff’s comment and has determined that strangles are not expected to be a part of the Defensive Small/Mid Cap Fund’s principal investment strategy. The reference to strangles will be removed from the referenced disclosure.

7.	We note the inclusion of the following disclosure in the Defensive Small/Mid Cap Fund’s principal risks “As a result of its trading strategies, the Defensive Small/Mid Cap Fund may sell portfolio securities without regard to the length of time they have been held and will likely have a higher portfolio turnover rate than other mutual funds.” Please add disclosure to this effect to the Fund’s principal investment strategy.

RESPONSE: The Trust has reviewed the Staff’s comment and respectfully notes the following disclosure in the Fund’s principal investment strategy for the Defensive Small/Mid Cap Fund: “Horizon expects to engage in frequent buying and selling of securities to achieve the Defensive Small/Mid Cap Fund’s investment objective.” The Trust believes that the foregoing sufficiently discloses the expected turnover in the Defensive Small/Mid Cap Fund’s portfolio.

8.	With respect to Focus Risk, if the Defensive Small/Mid Cap Fund expects to focus on particular sectors or areas of the economy, please clarify that in the principal strategy section.

RESPONSE: The following statement will be added to the principal investment strategy disclosure for the Defensive Small/Mid Cap Fund: “Depending on market conditions, the Defensive Small/Mid Cap Fund may at times focus its investments in particular sectors or areas of the economy.”

9.	With respect to the Tactical Fixed Income Fund, we note that the Fund may invest in ETFs. Please confirm if the fee table will have an AFFE line item.

RESPONSE: The Trust confirms that the Tactical Fixed Income Fund’s fee table will have an AFFE line item. Please see Response #4 above for the completed Fee Table.

10.	We note the disclosure in the last paragraph of the Tactical Fixed Income Fund’s principal investment strategy that, with respect to the 80% policy, the Adviser “defines fixed income investments as including: (i) any debt or debt-related securities, income producing securities, and other instruments or evidences of indebtedness, including bonds, bills, notes (including structured notes), loans, money market instruments, mortgage and asset backed securities, and preferred stocks, and derivative instruments related thereto; and (ii) ETFs and mutual funds that invest primarily in fixed income investments.” Please confirm for Names Rule purposes that any derivatives are valued on a “mark to market” basis, and not at notional value.

RESPONSE: The Trust so confirms.

11.	With respect to Focus Risk, if the Tactical Fixed Income Fund expects to focus on particular sectors or areas of the economy, please clarify that in the strategy section.

RESPONSE: The following statement has been added to the principal investment strategy disclosure for the Tactical Fixed Income Fund: “Depending on market conditions, the Tactical Fixed Income Fund may at times focus its investments in particular sectors or areas of the economy.”

12.	With respect to the inclusion of LIBOR Risk, please supplementally explain what percentage of the Tactical Fixed Income Fund will be invested in LIBOR-linked investments and why the Fund believes it will be appropriate to invest in such instruments at this time in the transition.

RESPONSE: The Trust has reviewed the Staff’s comment and has determined that the extent of the Tactical Fixed Income Fund’s investment in LIBOR linked instruments is expected to be limited and will not constitute a part of the Fund’s principal investment strategy. Accordingly, the Trust has determined to move this risk factor to the SAI.

13.	Currently, Item 9 appears to contain additional strategy disclosure for only the Tactical Fixed Income Fund. Please clarify if this disclosure applies to both Funds or add additional disclosure for the Defensive Small/Mid Cap Fund in Item 9 regarding how the Fund’s adviser decides which securities to buy and sell.

RESPONSE: The Trust will reorganize and revise the section entitled “ADDITIONAL INFORMATION ABOUT THE FUNDS’ PRINCIPAL INVESTMENT STRATEGIES” as follows in order to clarify how and where the additional language applies to one or more of the Funds (moved or added language underlined):

ADDITIONAL INFORMATION ABOUT THE FUNDS’ PRINCIPAL INVESTMENT STRATEGIES

Investment Objective: Each of the Defensive Small/Mid Cap Fund and the Tactical Income Fund (each, a “Fund”) may change its investment objective without shareholder approval upon not less than 60 days’ written notice to shareholders. Additionally, the 80% investment limitation for each of the Defensive Small/Mid Cap Fund and the Tactical Income Fund is non-fundamental and may be changed without shareholder approval upon 60 days’ written notice to shareholders.

Additional Information Regarding the Allocation of Fund Assets Among Market Segments (Defensive Small/Mid Cap Fund and Tactical Income Fund): Horizon believes changing market conditions can provide opportunities value creation. Horizon’s portfolio construction methodology is based on modern optimization and risk mitigation tools and is focused on balancing the tradeoff between expected risk and return. Risk is controlled through position, portfolio and market level metrics. Each Fund’s portfolio is periodically tested through both historical as well as simulated market environments to evaluate factors relevant to that Fund, such as potential periods of volatility and downside risk.

Temporary Defensive Strategies (Defensive Small/Mid Cap Fund and Tactical Income Fund): To respond to adverse market, economic, political or other conditions, each Fund may take a defensive position and invest up to 100% of its total assets, without limitation, in high-quality short-term debt securities or money market instruments. These short-term debt securities and money market instruments may include, without limitation: shares of money market mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. While a Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro-rata portion of such money market funds’ advisory fees and operational fees. Each Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Fund-of-Funds (Tactical Income Fund): Horizon may execute the Tactical Income Fund’s investment strategy by investing primarily in ETFs, which is commonly referred to as a “fund-of- funds” investment style. ETFs are registered investment companies that are generally index-based or actively managed. An index-based ETF typically seeks to track the performance of a particular market index. These indexes include not only broad-market indexes, but more specific indexes as well, including those relating to particular sectors, markets, regions or industries. An actively managed ETF seeks to achieve its investment objective through active management in accordance with an investment strategy, similar to other non-index-based investment companies. An ETF is traded like a stock on a securities exchange and may be purchased and sold throughout the trading day based on its market price. The trading price of an ETF fluctuates in accordance with changes in market supply and demand.

Selection of ETFs (Tactical Income Fund): Horizon selects specific ETFs for investment, in part, on their investment goals and strategies, their investment adviser and portfolio manager, and on the analysis of their past performance (absolute, relative and risk-adjusted). Horizon also considers other factors in the selection of ETFs, such as fund size, liquidity, expense ratio, reputation of sponsor, reputation and tenure of portfolio manager, general composition of its investment portfolio and current and expected portfolio holdings. Some ETFs in which a Fund may invest may not share the same investment goal or investment limitations as the Fund.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey Skinner
Jeffrey Skinner